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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2019

Washington DC

410

SEC FILE NUMBER
8-67470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HEDGECO SECURITIES, LLC**

OFFICIAL USE ONLY
105
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 S. NARCISSUS AVENUE, SUITE 701

(No. and Street)

WEST PALM BEACH   **FL**   **33401**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP   239-810-9646

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.

(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVE, STE 130 MAITLAND   **FL**   **32751**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __JILL RECKAMP_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HEDGECO SECURITIES, LLC_____ , as of __DECEMBER 31_____, 20 __18_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

FINOP/CFO

Title

JAMES B SUBER
NOTARY PUBLIC, GEORGIA
COBB COUNTY
My Commission Expires January 26, 2021

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGECO SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2018
With Report of Registered Public Accounting Firm

HEDGECO SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2018
Table of Contents

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hedgeco Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hedgeco Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hedgeco Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hedgeco Securities, LLC's management. Our responsibility is to express an opinion on Hedgeco Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hedgeco Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see page numbers 8 & 9) have been subjected to audit procedures performed in conjunction with the audit of Hedgeco Securities, LLC's financial statements. The supplemental information is the responsibility of Hedgeco Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hedgeco Securities, LLC's auditor since 2013.

Maitland, Florida

February 26, 2019

HEDGECO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	25,766
Deposit with clearing broker		10,000
Accounts receivable - referral fees		6,913
Intercompany receivable		2,402
Prepaid expenses and other assets		2,659
Total assets	$	47,740

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,097
Total liabilities		1,097
Member's equity		46,643
Total liabilities and member's equity	$	47,740

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES
    Referral fee income $ 41,387

        Total revenue   41,387

EXPENSES
    Regulatory fees   5,593
    Communications   300
    Professional fees   23,003
    Occupancy (related party)   6,000
    Settlement fees   1,000
    Other operating expenses   4,932

        Total expenses   40,828

NET INCOME (LOSS) $ 559

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, December 31, 2017	$	30,784
Member's Contribution		16,300
Member's Distribution		(1,000)
Net Income (Loss)		559
Balance, December 31, 2018	$	46,643

The accompanying notes are an integral part of these financial statements.

4

HEDGECO SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	559
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in accounts receivable		8,412
Increase in intercompany receivable		(10)
Decrease in prepaid expenses		110
Decrease in accounts payable and accrued liabilities		(13,334)
Decrease in contingent liabilities		(2,000)
Net cash used by operating activities		(6,263)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		16,300
Member Distributions		(1,000)
Net cash provided by financing activities		15,300
NET INCREASE IN CASH		9,037
CASH AND CASH EQUIVALENTS:		
Beginning of period		16,729
End of period	$	25,766

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of HedgeCo Securities Holdings, LLC (the "Parent" and sole member). HedgeCo Securities Holdings, LLC is wholly owned by HedgeCo Networks, LLC.

The Company has referral agreements with various other member broker dealer firms that provide services that the company does not offer such as prime and/or mini-prime brokerage and/or execution services and refers hedge fund managers to those firms. The company also has agreements with the managers and/or issuers of private placements hedge funds to receive a percentage of management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2018, the Company had no uninsured cash balances.

Referal fee income: The Company's income is substantially derived from referral fees. Fees are recorded as earned.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment brokerage and investment banking M&A advisory fees.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers: The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment banking, merger and acquisition (M&A) services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Fair value of financial instruments: All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $34,669, which was $29,669 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 3.16 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

During 2018 the Company had an expense sharing agreement with a party related by common ownership. The parent forgave a total of $6,300 for shared rent and other administrative expenses during the year 2018, of which $6,000 was recorded for rent. At December 31, 2018, the Company is owed $2,402 from the same related party.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker.

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from two major customers that accounted for 77% and 23% of referral fees for the year ended December 31, 2018.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February xx, 2019, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2018 requiring disclosure.

HEDGECO SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2018

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

HEDGECO SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2018

Net Capital		
Total member's equity qualified for net capital	$	46,643
Deduction for non-allowable assets:		
Accounts receivable - non-allowable		(6,913)
Intercompany receivable		(2,402)
Prepaid expenses		(2,659)
Net capital before haircuts		34,669
Less haircuts		0
Net capital		34,669
Minimum net capital required		5,000
Excess net capital		29,669
Aggregate Indebtedness:		
Liabilities, net of unearned revenue		1,097
Minimum net capital based on aggregate indebtedness	$	73
Ratio of aggregate indebtedness to net capital		3.16 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

HEDGECO SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hedgeco Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hedgeco Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hedgeco Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Hedgeco Securities, LLC stated that Hedgeco Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hedgeco Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgeco Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 26, 2019

HedgeCo Securities

February 16, 2019

Ohab and Company, P.A.
100 E. Sybelia Ave. Ste 130
Maitland, FL 32751

Attn: Pamela Ohab

HedgeCo Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Jill Reckamp affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:_____

Title: FINOP/CFO

Date: February 16, 2019